

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

October 12, 2012

<u>Via E-mail</u>
David P. Storch
Chairman and Chief Executive Officer
AAR Corp.
One AAR Place
1100 N. Wood Dale Road
Wood Dale, IL 60191

      Re: **AAR Corp.**
                Form 10-K for the Fiscal Year Ended May 31, 2012
                Filed July 19, 2012
                File No. 1-6263

Dear Mr. Storch:

      We refer you to our comment letter dated September 10, 2012 regarding business contacts with Iran, Syria and Sudan. We have completed our review of this subject matter. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable rules require.

                                  Sincerely,

                                  /s/ Cecilia Blye

                                  Cecilia Blye, Chief
                                  Office of Global Security Risk

cc: Max Webb
        Assistant Director
        Division of Corporation Finance